FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 17, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Notices of Redemption

RBS Capital Funding Trust V (“Trust V”)
and
RBS Capital Funding Trust VI (“Trust VI”)
and
RBS Capital Funding Trust VII (“Trust VII”)
(collectively, the “Issuers”)

The holders of the following securities (the “Securities”) have been notified by the Issuers of the upcoming redemption of the Securities on 13 June 2016:

A.	the U.S.$1,285,000,000 5.90% Non-Cumulative Guaranteed Trust Preferred Securities issued by Trust V pursuant to the Amended and Restated Trust Agreement dated 3 July 2003 of Trust V (ISIN Code: US74928K2087);

B.	the U.S.$200,000,000 6.25% Non-Cumulative Guaranteed Trust Preferred Securities issued by Trust VI pursuant to the Amended and Restated Trust Agreement dated 30 September 2003 of Trust VI (ISIN Code: US74928M2044); and

C.	the U.S.$1,800,000,000 6.08% Non-Cumulative Guaranteed Trust Preferred Securities issued by Trust VII pursuant to the Amended and Restated Trust Agreement dated 18 February 2004 of Trust VII (ISIN Code: US74928P2074).

The Issuers have sent the notices to the holders pursuant to the terms of the Securities, copies of which are attached as exhibits to this announcement.

For further information, please contact:

RBS Investor Relations:

Matthew Richardson

Head of Fixed Income Investor Relations

+44 20 7678 1800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	May 17, 2016	By	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary

INDEX TO EXHIBITS

Exhibit

99.1 Redemption/Distribution Notice RBS Capital Funding Trust V

99.2 Redemption/Distribution Notice RBS Capital Funding Trust VI

99.3 Redemption/Distribution Notice RBS Capital Funding Trust VII